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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Arbor Realty Trust, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
038923108
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	038923108	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Ivan Kaufman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		4,248,772

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,248,772

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,248,772

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	20.34%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	038923108	Page	3	of	5

1	NAMES OF REPORTING PERSONS: Arbor Commercial Mortgage, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Tax ID No. ____________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,233,038

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		4,233,038

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,233,038

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	20.27%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Item 1(a).	Name of Issuer:

Arbor Realty Trust, Inc. (“ART”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

333 Earle Ovington Boulevard
Suite 900
Uniondale, NY 11553

Item 2(a).	Names of Persons Filing:

Ivan Kaufman; Arbor Commercial Mortgage, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

333 Earle Ovington Boulevard
Suite 900
Uniondale, NY 11553

Item 2(c).	Citizenship:

Ivan Kaufman: United States of America; Arbor Commercial Mortgage, LLC: New York

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

038923108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

N/A

Item 4.	Ownership.
(a)	Amount Beneficially Owned:

Mr. Kaufman owns 13,334 shares of common stock directly. Mr. Kaufman indirectly beneficially owns 2,400 shares of common stock held by Mr. Kaufman’s minor son. Mr. Kaufman also beneficially owns 67 shares of common stock and 3,776,069 units of limited partnership interest of Arbor Realty Limited Partnership (“ARLP”), the operating partnership of ART, indirectly through Arbor Commercial Mortgage, LLC (“ACM”).”

Pursuant to the Amended and Restated Partnership Agreement of ARLP, dated as of July 1, 2003 (the “ARLP Partnership Agreement”), the units of limited partnership interest held by ACM are redeemable at the election of ACM, for cash or, at the election of ART, shares of ART Common Stock (the “Redeemable Paired Partnership Units”).

The units of limited partnership interest are paired with shares of Special Voting Preferred Stock (the “SVP Stock”) held by ACM. Pursuant to the Pairing Agreement, dated as of July 1, 2003, among ART, ACM, ARLP, Arbor Realty LPOP, Inc. and Arbor Realty GPOP, Inc., ART will issue to ACM one share of SVP Stock for each unit of limited partnership interest that ARLP issues to ACM. If ACM elects to redeem a Redeemable Paired Partnership Unit and ART elects to issue shares of ART Common Stock to ACM upon such redemption, the paired share of SVP Stock is redeemed and cancelled.

Mr. Kaufman also indirectly owns 457,036 shares of common stock that were issued to ACM in payment of the incentive fee pursuant to the Management Agreement, dated July 1, 2003, by and among ACM, ART and ARLP.

Mr. Kaufman owns 50.85% of ACM directly. Mr. Kaufman and Lisa Kaufman, his spouse jointly own 100% of Arbor Management, LLC, which owns 0.62% of ACM. The Ivan and Lisa Kaufman Family Trust owns 34.79% and the Ivan Kaufman Grantor Retained Trust (of which Mr. Kaufman is also a co-trustee) owns 3.93% of ACM. Both trusts benefit the dependent children of Mr. Kaufman.

(b)	Percent of Class:

Ivan Kaufman owns 20.34% and Arbor Commercial Mortgage owns 20.27%.

(c)	As of December 31, 2006, Ivan Kaufman had the sole power to vote or to direct the vote of 4,248,772 shares of common stock and had the sole power to dispose or to direct the disposition of 4,248,772 shares of common stock. As of such date, Ivan Kaufman had no shared power to vote or direct the vote or to dispose or to direct the disposition of shares of common stock.

As of December 31, 2006, Arbor Commercial Mortgage, LLC had the shared power to vote or to direct the vote of 4,233,038 shares of common stock and had the shared power to dispose or to direct the disposition of 4,233,038 shares of common stock. As of such date, Arbor Commercial Mortgage, LLC had no sole power to vote or direct the vote or to dispose or to direct the disposition of shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: January 10, 2007

/s/ Ivan Kaufman
Ivan Kaufman

ARBOR COMMERCIAL MORTGAGE, LLC
By:	/s/ Ivan Kaufman
	Name:	Ivan Kaufman
	Title:	Chief Executive Officer and President